

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
2625 Townsgate Road, Suite 230
Westlake Village, California 91361

Re: Genelux Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 13, 2022
File No. 333-265828

Dear Thomas Zindrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed October 13, 2022

Cover Page

1. Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Risk Factors, page 11

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your

offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy Hallman Rice, Esq.